EXHIBIT 5

Deloitte©	Deloitte & Touche LLP Brookfield Place 181 Bay Street, Suite 1400 Toronto, On M5J 2V1 Canada

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Consent of Independent Registered Chartered Accountants
We consent to the incorporation by reference in the Registration Statement Nos. 333-90920, 333-105310 and 333-151733 on Form S-8 and to the use of our reports dated February 11, 2009 relating to the consolidated financial statements of Sun Life Financial Inc. (the “Company”) (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2008.
Independent Registered Chartered Accountants
/s/  “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Licensed Public Accountants
February 13, 2009